CURTISS MOTORCYCLE COMPANY, INC

SUBSCRIPTION AGREEMENT

This Subscription Agreement (the "**Agreement**") is entered into by and between Curtiss Motorcycle Company, Inc, a Delaware corporation (the "**Company**"), and the individual or entity whose name appears on the last page of this Agreement (the "**Investor**").

The Investor understands that the Company proposes to offer and sell to "accredited investors," as defined in Rule 501 of Regulation D, and "non-accredited investors" an aggregate maximum of 3,566,666 shares of common stock (the "**Shares**") in accordance with Form C, attached to this subscription agreement, and pursuant to Title III of the JOBS Act of 2012 and Securities and Exchange Commission Crowdfunding Rules promulgated by the Securities and Exchange Commission (the "**SEC**") under the Securities Act of 1933 (the "**Securities Act**"), and corresponding state exemptions or preemption provisions (the "**Offering**"). Some investors may qualify to subscribe pursuant to Rule 506(c) of Regulation D. Those investors will be notified.

The Investor and the Company agree as follows:

1. ***Subscription.*** Subject to the terms and conditions of this Subscription Agreement, the Investor hereby subscribes for and agrees to purchase the number of Shares set forth on the Signature Page (the "**Subscription**"). Simultaneously with the execution of this Subscription Agreement, the Investor is funding, in full, the amount of his, her, or its Subscription as set forth herein, in the form of an electronic payment through the Wefunder platform. The dollar amount so subscribed is hereby irrevocably tendered as a contribution to the capital of the Company.

2. ***Acceptance of Subscription.*** The Investor acknowledges that the Company has the right to accept or reject this Subscription and that this Subscription shall be deemed to be accepted by the Company only when this Subscription Agreement is signed by the Company and a copy returned to the Investor. The Company shall accept or reject the Subscription within five (5) business days of receipt of this executed Subscription Agreement or the payment for the Subscription, whichever shall be later received by the Company.

3. ***Representations and Warranties of the Company.*** The Company represents and warrants to the Investor that the following are true and correct in all material respects as of the date of this Agreement.

    3.1   <u>Organization and Standing</u>. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority to carry on its business as presently conducted.

    3.2   <u>Corporate Power</u>. The Company has all requisite legal and corporate power to execute and deliver this Agreement, to sell and issue the Shares hereunder, and to carry out and perform its obligations under the terms of this Agreement.

    3.3   <u>Common Stock</u>. No holder of any shares of common stock has a pre-emptive right to subscribe for any securities of the Company and no common shares are subject to redemption or convertible into other securities of the Company. Upon liquidation, dissolution or winding up of the Company, and after payment of creditors, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. Each share of common stock is entitled to one (1) vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of the Company's common stock do not have cumulative voting rights.

3.4 Authorization. All corporate action on the part of the Company, its officers and directors necessary for the authorization, execution, delivery and performance by the Company of this Agreement, the authorization, issuance, sale and delivery of the Shares, and the performance of all of the Company's obligations hereunder has been taken. This Agreement, when executed and delivered by the Company, shall constitute a valid and legally binding obligation of the Company enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies. The Shares, when issued in compliance with the provisions of this Agreement, will be validly issued, fully paid and nonassessable, and will be free of any liens or encumbrances created by the Company; provided, however, that the Shares will be subject to restrictions on transfer under applicable securities laws as set forth herein.

3.5 Litigation. There is no material action, proceeding or investigation pending, or to Company's knowledge threatened, against the Company or its officers, directors or stockholders, or, to the Company's knowledge, against employees or consultants of the Company which might result, either individually or in the aggregate, in any material adverse change in the business, prospects, conditions, affairs or operations of the Company. The Company is not a party to or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. There is no material action, suit, proceeding or investigation by the Company currently pending or which the Company currently intends to initiate.

4. *Representations and Warranties of the Investor.* The Investor hereby represents and warrants to the Company as follows:

4.1 Authorization. This Agreement, when executed and delivered by the Investor, will constitute a valid and legally binding obligation of the Investor, enforceable in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other laws of general application relating to or affecting enforcement of creditors' rights. The Investor is a resident of the state set forth on the Signature Page hereto and is not acquiring the Shares as a nominee or agent or otherwise for any other person. The Investor will comply with all applicable laws and regulations in effect in any jurisdiction in which the Investor purchases or sells Shares and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the Investor is subject or in which the Investor makes such purchases or sales, and the Company shall have no responsibility therefor.

4.2 Accredited Investor. Accredited Investors qualify to subscribe pursuant to Rule 506(c) of Regulation D. Accredited Investors will either be verified by Wefunder or the Company's attorney. Accredited Investors not in the Wefunder database may be required to complete an Accredited Investor verification form.

4.3 Restricted Securities. The Investor understands that the Shares have not been and will not be registered pursuant to the Securities Act, or any state securities act, and thus are "restricted securities" as defined in Rule 144 promulgated by the SEC. Accordingly, the Investor hereby acknowledges that he, she, or it is prepared to hold the Shares for an indefinite period.

4.4 Investment Purpose. The Investor acknowledges that the Shares are being purchased for his, her, or its own account, for investment, and not with the present view towards the distribution, assignment, or resale to others or fractionalization in whole or in part. The Investor further acknowledges that no other person has or will have a direct or indirect beneficial or pecuniary interest in the Shares.

4.5   Limitations on Resale; Restrictive Legend. The Investor acknowledges that he, she, or it will not sell, assign, hypothecate, or otherwise transfer any rights to, or any interest in, the Shares except (i) pursuant to an effective registration statement under the Securities Act, or (ii) in any other transaction which, in the opinion of counsel acceptable to the Company, is exempt from registration under the Securities Act, or the rules and regulations of the SEC thereunder. The Investor also acknowledges that an appropriate legend will be placed upon each of the certificates representing the Shares stating that they have not been registered under the Securities Act and setting forth or referring to the restrictions on transferability and sale of the shares. The Investor understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even when the Shares become freely transferable, a secondary market in the Shares may not develop.

4.6   Information. The Investor, or if the Investor is an entity, its undersigned representative, has been furnished, on paper or through the Wefunder platform, (i) with all requested materials relating to the business, finances, management, and operations of the Company; (ii) with information deemed material to making an informed investment decision; and (iii) with additional requested information necessary to verify the accuracy of any documents furnished to the Investor by the Company. The Investor has been afforded the opportunity to ask questions of the Company and its management and to receive answers concerning the terms and conditions of the Offering. The Investor confirms that he, she, or it is not relying and will not rely on any communication (written or oral) of the Company, Wefunder, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C or otherwise by the Company, Wefunder or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, Wefunder nor any of their respective affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Shares. The Investor acknowledges that neither the Company, Wefunder nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the Investor's authority or suitability to invest in the Shares.

4.7   Documents. The Investor, or if the Investor is any entity, its undersigned representative, has received, online or on paper, and read in their entirety: (i) this Subscription Agreement and each representation, warranty, and covenant set forth herein; and (ii) the Form C. Such person has relied upon the information contained therein and has not been furnished any other documents, literature, memorandum, or prospectus.

4.8   Knowledge and Experience in Business and Financial Matters. The Investor, either individually or together with his, her, or its advisors, has such knowledge and experience in business and financial matters that he, she, or it is capable of evaluating the risks of the prospective investment, and that the financial capacity of such party is of such proportion that the total cost of such person's commitment in the Shares would not be material when compared with his, her, or its total financial capacity.

4.9   Brokers or Finders. The Investor has not engaged any brokers, finders, or agents and has not incurred, and will not incur, directly or indirectly, any liability for brokerage or finder's fee or agents' commissions or any similar charges in connection with this Agreement and the transactions contemplated hereby.

4.10   Investment Limit. Including the amount set forth on the signature page herto, in the past 12-month period, the Investor has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

4.11   Company Acceptance; Abandonment. The Investor understands that, unless the Investor notifies the Company in writing to the contrary at or before acceptance by the Company, each of the Investor's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Company's acceptance, taking into account all information received by the Investor. The Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon the Offering at any time prior to the completion of the Offering without raising the maximum proceeds.

5.   *Miscellaneous.*

5.1   Notices. Any notice, demand, request, waiver or other communication required or permitted to be given hereunder shall be in writing (including electronic format) and shall be effective (i) upon delivery in person (including by reputable express courier service) at the address set forth below; (ii) upon delivery by facsimile (as verified by a printout showing satisfactory transmission) at the facsimile number designated below (if sent on a business day during normal business hours where such notice is to be received and if not, on the first business day following such delivery where such notice is to be received); (iii) by electronic mail (as verified by a printout showing satisfactory transmission) at the electronic mail address set forth below (if sent on a business day during normal business hours where such notice is to be received and if not, on the first business day following such delivery where such notice is to be received); or (iv) upon three business days after mailing with the United States Postal Service if mailed from and to a location within the continental United States by registered or certified mail, return receipt requested, addressed to the address set forth below. Any party hereto may from time to time change its physical or electronic address or facsimile number for notices by giving notice of such changed address or number to the other party hereto in accordance herewith.

If to the Company at:	Curtiss Motorcycle Company, Inc 3029 2nd Avenue South Birmingham, Alabama 35233 Attention: H. Matthew Chambers, President Facsimile No.: (205) 324-8047 Email Address matt@curtissmotorcycles.com
With a copy (which shall not constitute notice) to:	Brian Higley, Esq. Business Legal Advisors, LLC 3889 Coastal Dune Drive South Jordan, Utah 84009 Facsimile No. (801) 634-1984 Email Address brian@businesslegaladvisor.com

5.2   Default. Should any party to this Agreement default in any of the covenants, conditions, or promises contained herein, the defaulting party shall pay all costs and expenses, including a reasonable attorney's fee, which may arise or accrue from enforcing this Agreement, or in pursuing any remedy provided hereunder or by statute.

5.3   Assignment. This Agreement may not be assigned in whole or in part by the parties hereto without the prior written consent of the other party or parties, which consent shall not be unreasonably withheld.

5.4   Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto, their heirs, executors, administrators, successors and assigns.

5.5   Partial Invalidity. If any term, covenant, condition, or provision of this Agreement or the application thereof to any person or circumstance shall to any extent be invalid or unenforceable, the remainder of this Agreement or application of such term or provision to persons or circumstances other than those as to which it is held to be invalid or unenforceable shall not be affected thereby and each term, covenant, condition, or provision of this Agreement shall be valid and shall be enforceable to the fullest extent permitted by law.

5.6   Entire Agreement. This Agreement constitutes the entire understanding between the parties hereto with respect to the subject matter hereof and supersedes all negotiations, representations, prior discussions, and preliminary agreements between the parties hereto relating to the subject matter of this Agreement.

5.7   Interpretation of Agreement. This Agreement shall be interpreted and construed as if equally drafted by all parties hereto.

5.8   Survival of Covenants, Etc. All covenants, representations, and warranties made herein to any party, or in any statement or document delivered to any party hereto, shall survive the making of this Agreement and shall remain in full force and effect until the obligations of such party hereunder have been fully satisfied.

5.9   Further Action. The parties hereto agree to execute and deliver such additional documents and to take such other and further action as may be required to carry out fully the transactions contemplated herein. Specifically, upon request the Investor agrees to provide the transfer agent with his, her, or its social security number or EIN number.

5.10   Amendment. This Agreement or any provision hereof may not be changed, waived, terminated, or discharged except by means of a written supplemental instrument signed by the party or parties against whom enforcement of the change, waiver, termination, or discharge is sought.

5.11   Full Knowledge. By their signatures, the parties acknowledge that they have carefully read and fully understand the terms and conditions of this Agreement, that each party has had the benefit of counsel, or has been advised to obtain counsel, and that each party has freely agreed to be bound by the terms and conditions of this Agreement.

5.12   Headings. The descriptive headings of the various sections or parts of this Agreement are for convenience only and shall not affect the meaning or construction of any of the provisions hereof.

5.13   Counterparts. This Agreement may be executed in two or more partially or fully executed counterparts, each of which shall be deemed an original and shall bind the signatory, but all of which together shall constitute but one and the same instrument.

5.14   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Alabama without regard to conflict of law principles.

5.15   Remedies. Any Person having rights under any provision of this Agreement will be entitled to enforce such rights specifically to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provision of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or other security) for specific performance and for other injunctive relief in order to enforce or prevent violation of the provisions of this Agreement.

[*Signature Page to Follow*]

IN WITNESS WHEREOF, the parties have executed this agreement as of: [EFFECTIVE DATE]

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Curtiss Motorcycle Company, Inc.

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

SUBSCRIBER:

Investor Signature

By: _____

By: _____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited